

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 9, 2018

Via E-mail
John H. Malanga
Chief Financial Officer
GulfSlope Energy, Inc.
2500 CityWest Blvd., Suite 760
Houston, Texas 77042

      Re: **GulfSlope Energy, Inc.**
                Form 10-K for Fiscal Year Ended September 30, 2017
                Filed December 29, 2017
                File No. 000-51638

Dear Mr. Malanga:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Ethan Horowitz

                Ethan Horowitz
                Accounting Branch Chief
                Office of Natural Resources